090203

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Filed in the office of	Document Number 20140707780-26
Ross Miller Secretary of State State of Nevada	Filing Date and Time 10/08/2014 3:44 PM
	Entity Number C2559-2004

Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Rancher Energy Corp.

2. The articles have been amended as follows: (provide article numbers, if available)

Article IV. The 1st paragraph is deleted and substituted therefore is the following:

The total number of shares the Corporation shall have the authority to issue is Three Hundred Twenty-Five Million (325,000,000). Of those Three Hundred Twenty-Five Million (325,000,000), Two Hundred Seventy-Five Million (275,000,000) shares of are designated as Common Stock, $0.001 par value per share with voting rights of one vote per one Common Share; and Fifty Million (50,000,000) shares of which are designated as Preferred Stock, $0.001 par value, which may be subdivided into various classes or series with Rights, Privileges and Preferences to be hereafter determined and designated by the Board of Directors in its sole discretion. (See attached Exhibit A.)

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 129,851,356 = 52%

4. Effective date and time of filing: (optional) Date: 10/15/2014 Time: 5:00PM PDT

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X [signature]

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

EXHIBIT A

An additional paragraph is added to Article IV, as follows:

Each share of issued and outstanding common stock as of October 15, 2014 is reverse split on a 350 for one basis such that each old share represents 1/350 of a new share. A surrender of the old share certificate is required to be made by each shareholder in order to receive a new certificate reflecting the reverse split. The new split adjusted share certificates will be transmitted to the shareholders of record upon surrender of old certificates. Fractional shares will be redeemed for cash to beneficial owners.